SUMMARY OF TELMEX'S ORDINARY SHAREHOLDERS MEETING

Mexico City, November 30, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) announced that at its Ordinary Shareholders Meeting held today, resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 8 billion pesos. The remaining amount was approximately 1.384 billion pesos bringing the total to 9.384 billion pesos and approved other ancillary matters related therewith.

TELMEX is the leading telecommunications company in Mexico with 16.8 million telephone lines in service, 3.0 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.